
Mail Stop 4631

July 31, 2017

<u>Via Email</u>
Mr. Daniel J. Lefaivre
Chief Financial Officer
Stantec Inc.
10160-112 Street
Edmonton, Alberta
Canada T5K 2L6

      Re: Stantec Inc.
              Form 40-F for the Year Ended December 31, 2016
              Filed February 23, 2016
              Form 6-K
              Filed May 11, 2017
              File No. 1-32562

Dear Mr. Lefaivre:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Form 6-K</u>

<u>Consolidated Financial Statements for the Three Months Ended March 31, 2017</u>

<u>9. Held for Sale, page F-13</u>

1.   We note you acquired Innovyze as part of the MWH acquisition on May 6, 2016. We also note you completed the sale of Innovyze on May 5, 2017. Please address the following:

           •   More fully explain to us how you determined the fair values of the assets and liabilities that you acquired related to Innovyze, including how you determined the amounts of goodwill you allocated from Consulting Services–US and Consulting Services–Global. Based on the estimated pre-tax gain of $53 million you expect to record on the sale, more fully explain to us the facts and circumstances that resulted in the increase in the fair value of Innovyze since you acquired it.

- We note your disclosure that because the sale of Innovyze was probable at March 31, 2017, you recorded a $90.4 million deferred tax liability and expense during the quarter ended March 31, 2017. We also note your disclosure that this charge will reverse when you record the gain on sale and current tax expense. More fully explain to us the tax consequences related to the sale including: how you determined the amount of the deferred tax liability and expense you recorded during Q1 of FY 2017; how you determined the amount of the current tax expense you recorded during Q2 of FY 2017; and the facts and circumstances that resulted in a significantly higher gain for tax purposes relative to the gain for book purposes.

- Tell us your consideration of paragraph 32 of IFRS 5 and IFRS 5 BC72.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction